

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Michael C. Lenz
Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

> **Re:  FedEx Corporation**
> **Form 10-K for Fiscal Year ended May 31, 2022**
> **Filed July 18, 2022**
> **File No. 001-15829**

Dear Mr. Lenz:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation